                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                  SCHEDULE 13D

                                 AMENDMENT NO. 5
                    UNDER THE SECURITIES EXCHANGE ACT OF 1934


                      DATA TRANSMISSION NETWORK CORPORATION
--------------------------------------------------------------------------------
                                (Name of Issuer)


                          Common Stock, $.001 Par Value
--------------------------------------------------------------------------------
                         (Title of Class of Securities)


                                    238017107
--------------------------------------------------------------------------------
                                 (CUSIP Number)

                                 Peter H. Kamin
                              Peak Management, Inc.
                                   Suite 1600
                              One Financial Center
                                Boston, MA 02111
                                 (617) 526-8979

                                -with copies to-

                            Joseph F. Mazzella, Esq.
                             Lane Altman & Owens LLP
                               101 Federal Street
                           Boston, Massachusetts 02110
                                 (617) 345-9800
--------------------------------------------------------------------------------
   (Name, Address and Telephone Number of Person Authorized to Receive Notices
                              and Communications)

                                 April 10, 1998

             (Date of Event which Requires Filing of this Statement)


If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box [ ].

Check the following box if a fee is being paid with the statement. (A fee is not required only if the reporting person: (1) has a previous statement on file reporting beneficial ownership of more than five percent of the class of securities described in Item 1; and (2) has filed no amendment subsequent thereto reporting beneficial ownership of five percent or less of such class.) (See Rule 13d-7.)

NOTE: Six copies of this statement, including all exhibits, should be filed with the Commission. See Rule 13-d(a) for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

---------------------------                          ---------------------------
CUSIP NO.   238017107             SCHEDULE 13D          Page   2   of   5  Pages
--------------------------------------------------------------------------------
1    NAME OF REPORTING PERSON
     S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

     Peak Management, Inc.
--------------------------------------------------------------------------------
2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*                  (a) [ ]

                                                                        (b) [X]
--------------------------------------------------------------------------------
3    SEC USE ONLY

--------------------------------------------------------------------------------
4    SOURCE OF FUNDS*

     None
--------------------------------------------------------------------------------
5    CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDING IS REQUIRED PURSUANT
     TO ITEMS 2(d) OR 2(e)                                                  [ ]
--------------------------------------------------------------------------------
6    CITIZENSHIP OR PLACE OF ORGANIZATION

     Massachusetts
--------------------------------------------------------------------------------
                     7     Sole Voting Power

                           0
                     -----------------------------------------------------------
 NUMBER OF            8    SHARED VOTING POWER
   SHARES
BENEFICIALLY               591,600
 OWNED BY            -----------------------------------------------------------
   EACH              9     SOLE DISPOSITIVE POWER
 REPORTING
  PERSON                   0
   WITH:             -----------------------------------------------------------
                     10    SHARED DISPOSITIVE POWER

                           591,600
--------------------------------------------------------------------------------
11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

     591,600
--------------------------------------------------------------------------------
12   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*
                                                                            [ ]
--------------------------------------------------------------------------------
13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

     5.30%
--------------------------------------------------------------------------------
14   TYPE OF REPORTING PERSON*

     CO
--------------------------------------------------------------------------------

                      *SEE INSTRUCTIONS BEFORE FILLING OUT!
          INCLUDE BOTH SIDES OF THE COVER PAGE, RESPONSES TO ITEMS 1-7
      (INCLUDING EXHIBITS) OF THE SCHEDULE, AND THE SIGNATURE ATTESTATION.

---------------------------                          ---------------------------
CUSIP NO.   238017107             SCHEDULE 13D          Page   3   of   5  Pages
--------------------------------------------------------------------------------
1    NAME OF REPORTING PERSON
     S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

     Peter H. Kamin
--------------------------------------------------------------------------------
2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*                  (a) [ ]

                                                                        (b) [X]
--------------------------------------------------------------------------------
3    SEC USE ONLY

--------------------------------------------------------------------------------
4    SOURCE OF FUNDS*

     None
--------------------------------------------------------------------------------
5    CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDING IS REQUIRED PURSUANT
     TO ITEMS 2(d) OR 2(e)                                                  [ ]
--------------------------------------------------------------------------------
6    CITIZENSHIP OR PLACE OF ORGANIZATION

     USA
--------------------------------------------------------------------------------
                     7     SOLE VOTING POWER

                           0
                     -----------------------------------------------------------
 NUMBER OF            8    SHARED VOTING POWER
   SHARES
BENEFICIALLY               591,600
 OWNED BY            -----------------------------------------------------------
   EACH              9     SOLE DISPOSITIVE POWER
 REPORTING
  PERSON                   0
   WITH:             -----------------------------------------------------------
                     10    SHARED DISPOSITIVE POWER

                           591,600
--------------------------------------------------------------------------------
11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

     591,600
--------------------------------------------------------------------------------
12   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*
                                                                            [ ]
--------------------------------------------------------------------------------
13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

     5.30%
--------------------------------------------------------------------------------
14   TYPE OF REPORTING PERSON*

     IN
--------------------------------------------------------------------------------

                      *SEE INSTRUCTIONS BEFORE FILLING OUT!
          INCLUDE BOTH SIDES OF THE COVER PAGE, RESPONSES TO ITEMS 1-7
      (INCLUDING EXHIBITS) OF THE SCHEDULE, AND THE SIGNATURE ATTESTATION.

THIS AMENDMENT NO. 5 AMENDS THE SCHEDULE 13D FILED WITH THE SECURITIES AND EXCHANGE COMMISSION, AS PREVIOUSLY AMENDED THROUGH DECEMBER 30, 1994.

ITEM 2.  IDENTITY AND BACKGROUND

The information set forth below supplements the information previously reported in Item 2.

      (a) This Schedule is being filed jointly by the following reporting persons (hereinafter sometimes collectively referred to as the "Reporting Persons").

      (i)   Peak Management, Inc., a privately owned Massachusetts corporation;
            and

      (ii) Peter H. Kamin, in his capacity as the controlling stockholder, officer and a director of Peak Management, Inc.

(b), (c) and (f) Each of the Reporting Persons has a business address of One Financial Center, Suite 1600, Boston, Massachusetts 02111.

      Peak Management, Inc. is a privately owned corporation which acts as general partner to Peak Investment Limited Partnership ("Peak LP"), a privately owned investment partnership which is in the business of purchasing, for investment and trading purposes, securities and other financial instruments. In its capacity as general partner of Peak LP, Peak Management may be deemed to be the indirect beneficial owner of the 389,600 shares of the Issuer held for the account of Peak LP.

      In addition to acting as general partner of Peak LP, Peak Management Inc. also renders investment management and advisory services to institutional and other private investors regarding investment and trading in securities and other financial instruments ("Managed Accounts"). All of the securities of the Issuer owned by the Managed Accounts (202,000 shares) are held in managed brokerage accounts over which Peak Management, Inc. has discretionary trading authority. As a result of exercising such discretionary authority, Peak Management, Inc. may be deemed the indirect beneficial owner of all 202,000 shares of the Issuer held in the Managed Accounts.

      As a result of being the sole officer, director and stockholder of Peak Management, Inc., Peter H. Kamin may be deemed to be the indirect beneficial owner of a total of 591,600 shares of the Issuer, consisting of the 389,600 shares owned by Peak LP and the 202,000 shares owned by the Managed Accounts.

ITEM 4.  PURPOSE OF TRANSACTION

      The Reporting Persons have discussed with the Issuer making significant and immediate changes to the Issuer's Board of Directors. In correspondence and conversation on April 3, 1998, Management of the Company indicated a willingness to make such changes to the Company's Board of Directors, and such discussions have continued through the date hereof.

      As discussed with Roger Brodersen, Chairman of the Company, such changes would immediately increase the Issuer's Board of Directors from 7 to 9, adding Peter H. Kamin, a Reporting Person, as one of the new directors. Anthony Jacobs, a substantial shareholder of the Issuer, is the other Peak nominee for the newly created vacancy. In addition, by July 1, 1998, one employee director would be replaced with a third, new outside director nominated by Peak.

      Messrs. Brodersen and Kamin also discussed the immediate creation of a Special Committee of Directors which would have authority to explore all alternatives to enhance shareholder value. Peak has submitted to Management proposed letter agreements providing for procedures to ensure that the Special Committee has full authority to operate independent of incumbent management.

     As of the date of this Report, the Company's Management and Board of Directors has not agreed to the changes and procedures discussed above, and, by letter dated April 10, 1998, a copy of which is attached hereto as Exhibit A, Peak requested that agreement in principle be reached on April 13, 1998. Peak and its representatives also informed Company representatives that if such agreement were not reached, Peak intended to nominate Messrs. Kamin and Jacobs, as well as other individuals, for election to the Company's Board of Directors at the Annual Meeting scheduled for April 22, 1998, and to file proxy material in connection with such election. In the event Peak's nominees are not elected to the Board at such meeting, Peak expects to consider the solicitation of written shareholder consents to remove certain incumbent directors from the Board and to replace them with such Peak nominees as may be necessary to constitute a majority of the Board of Directors.

      The Reporting Persons have no other plans, proposals or arrangements which would affect the day-to-day management of the Company, and has no plans to replace any of the executive officers or other employees of the Company. If the Reporting Persons' nominees were elected to the Board, it is expected that such nominees would retain an investment banker and explore a broad range of alternatives to enhance the value of the Company's shares and to maximize shareholder value. Except as set forth herein, none of the Reporting Persons has any current plans or proposals which relate to, or could result in, any of the matters referred to in paragraphs (b) through (j), inclusive, of Item 4 of
Schedule 13D.

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct. This statement may be executed in any number of counterparts, each of which shall be deemed an original and all of which shall constitute one (1) instrument.


                                    PEAK MANAGEMENT, INC.



                                    By:  /s/ Peter H. Kamin
                                        --------------------------------------
                                        Peter H. Kamin, President




                                    By:  /s/ Peter H. Kamin
                                        --------------------------------------
                                        Peter H. Kamin, Individually


Dated as of: April 13, 1998

                                                                       EXHIBIT A

                      Peak Investment Limited Partnership
                              One Financial Center
                                   Suite 1600
                                Boston, MA 02111

                                 April 10, 1998


Roger R. Brodersen
Chairman of the Board
Data Transmission Network Corporation
9110 West Dodge Road
Omaha, NE 68114

Dear Roger:

     In has now been several weeks since I first suggested greater shareholder representation on the DTN Board of Directors, and several days since you agreed that such Board changes were in order. At that time we discussed that the Board should form a Special Committee to explore all the possibilities for enhancing shareholder value, and I indicated willingness to serve as a Director and to Chair such a Committee. I told you that if these changes were made, then I could support the current Management Nominees for the Board, and that I thought other shareholders would as well.

     Since that time, we have been discussing the mechanics by which such changes will be made and have not yet agreed on the proposed procedures. Though I understand our counsel have been hard at work on language, I have also been told that final approval must await a Special Board of Directors Meeting on Tuesday April 14, 1998. We cannot wait that long to confirm your personal support of these changes.

     Since there is a short time before the Board Meeting and the Annual Meeting, I want to unambiguously state to you, and the other Management Nominees, my strong belief that immediate and meaningful changes in the Board are necessary. I further believe that the steps we discussed last week are the minimum required to restore shareholder confidence in the Board's commitment to attain a consistent and full valuation of the Company's stock. I know that you agree that all stakeholders, whether they be shareholders, management, employees or customers, will benefit if these changes are made in a cooperative fashion, rather that with the distraction of a contested election.

     As I have said, my willingness to participate in this process, and I believe the support of independent shareholders, requires that changes be meaningful, and that the Special Committee have complete authority to fully explore all alternatives. Unfortunate as it may be, in deciding whether the process is real or cosmetic, I and other investors must view them against the backdrop of the Company's historical inattention to shareholder concerns.

     For this reason, we have proposed procedures and authority for the Special Committee which assure that it can perform its job objectively and without limitations imposed by incumbent management. As you know, any final action will still require the approval of the full Board, and, therefore, the assent of some or all incumbent directors. We believe that this arrangement, together with the specific provisions giving you an equal voice in the deliberations and recommendations of the Special Committee, can assure that the best alternatives will be presented for the Board's consideration and implementation.

     I sincerely hope that you reach the same conclusion, and that we can proceed as discussed. If not, then I trust that you and the Board will honor the Company's long standing election procedures and otherwise provide the shareholders adequate opportunity to deliberately and fairly consider the election of a new Board.

     We have been encouraged by your interest in these changes and, based upon that, have devoted our time and resources to finalizing them. I look forward to hearing your personal agreement and support for these changes, and that our future efforts, and yours, will be directed jointly to the betterment of the Company.



                                                   Very truly yours,


                                                   /s/ Peter H. Kamin
                                                   -------------------------
                                                   Peter H. Kamin